UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35174 / April 19, 2024

In the Matter of:

Oaktree Fund Advisors, LLC
Oaktree Diversified Income Fund Inc.

Brookfield Place
250 Vesey Street, 15th Floor
New York, NY 10281-1023

File No. 812-15473

ORDER UNDER SECTIONS 6(c) AND 23(c)(3) OF THE INVESTMENT COMPANY ACT
OF 1940 (THE "ACT") GRANTING AN EXEMPTION FROM CERTAIN PROVISIONS OF
RULE 23c-3 UNDER THE ACT

Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc. filed an application on
June 2, 2023, and an amendment to the application on December 28, 2023. Applicants requested
an order under sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of
rule 23c-3 under the Act. The order would permit certain registered closed-end management
investment companies to make repurchase offers on a monthly basis.

On March 22, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35162). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

It is further found that the proposed purchases will be made in a manner or on a basis which does
not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly, in the matter of Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc. (File No. 812-15473),

IT IS ORDERED, under sections 6(c) and 23(c)(3)of the Act, that the requested exemption from certain provisions of rule 23c-3 is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.